Exhibit 99.45

First Phosphate Accelerates 30,000 Metre Drilling Program to Provide Final Geological Model for its Begin-Lamarche Igneous Phosphate Property

Saguenay, Quebec--(Newsfile Corp. - October 21, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that it will undertake a 30,000-metre accelerated drill program at its Bégin-Lamarche property in Saguenay-Lac-St-Jean, Quebec, Canada, commencing this month.

The drilling program is expected to build on the Company’s initial resource estimate and to confirm the final geological model for the property. A full and comprehensive understanding of the deposit is anticipated after completion of this drill program. The Company’s initial resource estimate effective September 9, 2024 is available at https://firstphosphate.com/projects/begin-lamarche/).

“The Bégin-Lamarche property is located near existing infrastructure, skilled workforce and at only ~70 km driving distance from the deep-sea Port of Saguenay and our eventual secondary and tertiary phosphate processing facilities,” explained John Passalacqua, CEO, of First Phosphate “We have Bégin-Lamarche on an accelerated development path to support potential full vertical integration of the Company’s future lithium iron phosphate (“LFP”) cathode active material (“CAM”) operations in Saguenay-Lac-St-Jean, Quebec.”

The campaign will encompass the entire 2.5 km long known phosphate mineralization zone at 50 m x 50 m intervals (see Figure 1 below). The drill program will begin with two drill rigs in the coming weeks and increase up to four rigs by mid-November with expected completion by April 2026. The drill program is fully funded by the Company’s recent financings, and all drill and work authorizations are in place.

The campaign will be managed by Laurentia Exploration of Jonquière, Quebec. Drilling operations will be conducted by First Nations Drilling of Mashteuiatsh, Quebec, and Forages Diafor of Rivière-Héva, Quebec.

Figure 1 - 2025-2026 Drill Program - First Phosphate Corp

325500
326000
326500
327000
5404000
5403500
5403000
5402500
5402000
Mountain Zone
Northern Zone
Southern Zone
Diamond drilling
Drilling plan - Northern & Mountain Zones
Drilling plan - Southern Zone
2023-2024-2025 drill holes
Bégin-Lamarche Project
2025-2026 Drilling Plan
Projection: UTM NAD83 Zone 19
Drawn by : Jean-Philippe Arguin, Géo.
October 2025
0 100 200 300
meters
FIRST PHOSPHATE

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/271118_48097d5824b658c7_001full.jpg

First Phosphate’s proposed secondary phosphate processing plant is to be located at the Port of Saguenay and very close to the Company’s intended LFP CAM material production plant in La Baie, Quebec. The Bégin-Lamarche igneous phosphate property is located next to major paved highway and at only ~70 km driving distance from both the deep-sea Port of Saguenay and La Baie, Quebec for eventual full vertical integration of mining and advanced processing of high purity igneous phosphate into LFP CAM to support the onshoring of the North American LFP battery industry.

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/271118_48097d5824b658c7_002full.jpg

First Phosphate has recently produced perhaps the first ever commercial-grade LFP 18650 battery cells using North American critical minerals. Please see: https://firstphosphate.com/north-american-lfp-battery-cells.

The high-purity phosphoric acid and iron powder for these LFP 18650 battery cells was produced using rare igneous anorthosite rock extracted from the First Phosphate Bégin-Lamarche property in the Saguenay-Lac-Saint-Jean region of Quebec, Canada.

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/271118_48097d5824b658c7_003full.jpg

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101").

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and defense.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

CFO, CAO

bennett@firstphosphate.com

Tel : +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to the Company’s plans for vertical integration into North American supply chains, the commencement and completion of a 30,000-metre accelerated drill program at its Bégin-Lamarche property, the results of the drill program in relation to the Company’s initial resource estimate and the confirmation of the final geological model for the property, the Company having a full and comprehensive understanding of the deposit after completion of the drill program, the scope and timing of the drill program, the continued availability of all drill permits and work authorizations, and the location and construction of the Company’s secondary processing plant and LFP cathode active material production plant.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, general economic, market or business conditions, relationships with and the performance of drilling contractors and subcontractors, exploration results, future plans and objectives of the Company, and economic, geopolitical and logistical matters relating to the processing and productions plants. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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